As filed with the Securities and Exchange Commission on November 3, 2011

Securities Act File No.  333-175662
Investment Company Act File No.  811-22584

United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
 ☒ Post-Effective Amendment No. 1
and/or
 ☒ Registration Statement under the Investment Company Act of 1940
☒ Amendment No. 5

GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND
(Exact Name of Registrant as Specified in Charter)

2455 Corporate West Drive
Lisle, Illinois 60532

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (630) 505-3700

Kevin M.  Robinson
Guggenheim Funds Investment Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532

(Name and Address of Agent for Service)

Copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-175662 and 811-22584) of Guggenheim Equal Weight Enhanced Equity Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.  The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C
OTHER INFORMATION

Item 25.                   Financial Statements And Exhibits

(1)		Financial Statements

Part A - None
Part B - Report of Independent Registered Public Accounting Firm (3)
Statement of Assets and Liabilities (3)

(2)		Exhibits

(a)		Amended and Restated Agreement and Declaration of Trust of Registrant(1)
(b)		Amended and Restated By-Laws of Registrant(1)
(c)		Not applicable
(d)		Not applicable
(e)		Dividend Reinvestment Plan of Registrant(2)
(f)		Not applicable
(g)	(i)	Investment Advisory Agreement between Registrant and Guggenheim Funds Investment Advisors, LLC (the “Adviser”)(*)
	(ii)	Investment Sub-Advisory Agreement among Registrant, the Adviser and Security Investors, LLC (“Security Investors” or the “Equity Portfolio Sub-Adviser”)(*)
	(iii)	Investment Sub-Advisory Agreement among Registrant, the Adviser and Guggenheim Partners Asset Management, LLC (“GPAM” or the “Options Strategy Sub-Adviser”)(*)
(h)	(i)	Form of Underwriting Agreement(3)
	(ii)	Form of Master Agreement Among Underwriters(3)
	(iii)	Form of Standard Dealer Agreement(3)
	(iv)	Form of Wells Fargo Securities, LLC Structuring Fee Agreement(3)
	(v)	Form of Merrill Lynch, Pierce, Fenner & Smith Incorporated Structuring Fee Agreement(3)
	(vi)	Form of Citigroup Global Markets Inc. Structuring Fee Agreement(3)
	(vii)	Form of RBC Capital Markets, LLC Structuring Fee Agreement(3)
(i)		Not applicable
(j)	(i)	Form of Custody Agreement(3)
(k)	(i)	Form of Stock Transfer Agency Agreement(3)
	(ii)	Form of Fund Accounting Agreement(3)
	(iii)	Form of Administration Agreement(2)
	(iv)	Form of Offering Expense Limitation Agreement(2)
(l)		Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(3)
(m)		Not applicable
(n)		Consent of Independent Registered Public Accounting Firm(*)
(o)		Not applicable
(p)		Initial Subscription Agreement(2)
(q)		Not applicable
(r)	(i)	Code of Ethics of the Registrant, the Adviser and Guggenheim Funds Distributors, Inc.(2)
	(ii)	Code of Ethics of the Equity Portfolio Sub-Adviser(2)

	(iii)	Code of Ethics of the Options Strategy Sub-Adviser(2)
(s)		Power of Attorney(1)

___________

(*)           Filed herewith.
(1)           Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement, as filed with the Securities and Exchange Commission on September 13, 2011.
(2)           Incorporated by reference to Pre-Effective Amendment No. 2 to this Registration Statement, as filed with the Securities and Exchange Commission on September 27, 2011.
(3)           Incorporated by reference to Pre-Effective Amendment No. 4 to this Registration Statement, as filed with the Securities and Exchange Commission on October 25, 2011.

Item 26.                   Marketing Arrangements

Reference is made to Exhibits (h)(i), (h)(ii) and (h)(iii) to this Registration Statement, incorporated by reference to Pre-Effective Amendment No. 4 to this Registration Statement, as filed with the Securities and Exchange Commission on October 25, 2011.

Item 27.                   Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Printer/Edgar Filer	$250,000
Issuer Counsel	350,000
NYSE Fee	30,000
Marketing Design	50,000
SEC Fees	29,025
FINRA Fees	25,500
Auditor	18,000
Counsel for Independent Trustees	25,000
Miscellaneous	22,475
Total	800,000

Item 28.                   Persons Controlled by or Under Common Control with Registrant

None

Item 29.                   Number of Holders of Securities

Title of Class	Number of Record Shareholders as of September 26, 2011

Common shares of beneficial interest, par value $0.01 per share	1

Item 30.                   Indemnification

Article V of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

5.1  No Personal Liability of Shareholders, Trustees, etc.  No Shareholder of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Fund Property or the acts, obligations or affairs of the Fund. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General

Corporation Law. No Trustee or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Fund Property for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Shareholder, Trustee or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2  Mandatory Indemnification.

(a)           The Fund hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Fund (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Fund or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Fund and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Fund or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b)           Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)           The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)           The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Fund, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(e)           Subject to any limitations provided by the 1940 Act and this Declaration, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3  No Bond Required of Trustees.  No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4  No Duty of Investigation; Notice in Fund Instruments, etc.  No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Fund shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Fund, and every other act or thing whatsoever executed in connection with the Fund shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Fund. The Trustees may maintain insurance for the protection of the Fund Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5  Reliance on Experts, etc.  Each Trustee and officer or employee of the Fund shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Trustee.

The Registrant has entered into an Indemnification Agreement with each trustee who is not an “interested person,” as defined in the Investment Company Act of 1940, as amended, of the Registrant, which provides as follows:

The Fund shall indemnify and hold harmless the Trustee against any and all Expenses actually and reasonably incurred by the Trustee in any Proceeding arising out of or in connection with the Trustee’s service to the Fund, to the fullest extent permitted by the Fund Agreement and By-Laws and the laws of the State of Delaware, the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as now or hereafter in force, subject to the provisions of the following sentence and the provisions of paragraph (b) of Section 4 of this Agreement. The Trustee shall be indemnified pursuant to this Section I against any and all of such Expenses unless (i) the Trustee is subject to such Expenses by reason of the Trustee’s not having acted in good faith in the reasonable belief that his or her action was in the best interests of the Fund or (ii) the Trustee is liable to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office, as defined in Section 17(h) of the Investment Company Act of 1940, as amended, and with respect to each of (i) and (ii), there has been a final adjudication in a decision on the merits in the relevant Proceeding that the Trustee’s conduct fell within (i) or (ii).

The Sub-License Agreement between the Registrant and the Equity Portfolio Sub-Adviser provides as follows:

The Fund shall be responsible for, and liable to Security Investors for, any breach by the Fund of the License Agreement.

Reference is made to Sections 6 and 7 of the Underwriting Agreement filed as exhibit (h)(i) to this Registration Statement, incorporated by reference to Pre-Effective Amendment No. 4 to this Registration Statement, as filed with the Securities and Exchange Commission on October 25, 2011.

Item 31.                   Business and Other Connections of the Adviser and the Sub-Advisers

The Adviser, a limited liability company organized under the laws of Delaware, acts as investment adviser to the Registrant.  The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-62515).

The Equity Portfolio Sub-Adviser, a limited liability company organized under the laws of Kansas, acts as investment sub-adviser to the Registrant.  The Registrant is fulfilling the requirement of this

Item 31 to provide a list of the officers and directors of the Equity Portfolio Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Equity Portfolio Sub-Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Equity Portfolio Sub-Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-8008).

The Options Strategy Sub-Adviser, a limited liability company organized under the laws of Delaware, acts as investment sub-adviser to the Registrant.  The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Options Strategy Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Options Strategy Sub-Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Options Strategy Sub-Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-66786).

Item 32.                   Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the offices of the Fund at 2455 Corporate West Drive, Lisle, Illinois 60532, in part at the offices of the Adviser at 2455 Corporate West Drive, Lisle, Illinois 60532, in part at the offices of the Equity Portfolio Sub-Adviser at 40 East 52nd Street, 16th Floor, New York, New York, 10022, in part at the offices of the Options Strategy Sub-Adviser at 100 Wilshire Boulevard, 5th Floor, Santa Monica, California 90401 and in part at the offices of the Custodian, Transfer Agent and Dividend Disbursing Agent at The Bank of New York Mellon, 101 Barclay Street, New York, New York 10216.

Item 33.                   Management Services

Not applicable.

Item 34.                   Undertakings

1.
Registrant undertakes to suspend the offering of Common Shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.
Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.
Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

Signatures

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Lisle, State of Illinois, on the 3rd day of November, 2011.

By:	/s/ Kevin M. Robinson Kevin M. Robinson Chief Executive Officer and Chief Legal Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 3rd day of November, 2011.

Principal Executive Officer:

/s/ Kevin M. Robinson Kevin M. Robinson	Chief Executive Officer and Chief Legal Officer

Principal Financial Officer:

/s/ John Sullivan John Sullivan	Chief Financial Officer, Chief Accounting Officer and Treasurer

Trustees:

* Randall C. Barnes	Trustee

* Roman Friedrich III	Trustee

* Robert B. Karn III	Trustee

* Ronald A. Nyberg	Trustee

* Ronald E. Toupin, Jr.	Trustee

* Signed by Mark E. Mathiasen pursuant to a power of attorney filed herewith.

By: /s/ Mark E. Mathiasen Mark E. Mathiasen Attorney-In-Fact November 3, 2011

Exhibit Index

(g)(i)	Form of Investment Advisory Agreement among Registrant and Guggenheim Funds Investment Advisors, LLC

(g)(ii)	Form of Investment Sub-Advisory Agreement among Registrant, Guggenheim Funds Investment Advisors, LLC and Security Investors, LLC

(g)(iii)	Form of Investment Sub-Advisory Agreement among Registrant, Guggenheim Funds Investment Advisors, LLC and Guggenheim Partners Asset Management, LLC

(n)	Consent of Independent Registered Public Accounting Firm